Cash Flow

Mira Zaki Photography

Date Range: Jan 01, 2019 to Dec 31, 2019

CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Dec 31, 2019
Operating Activities	
Sales	
Edible Manhattan	$475.00
Headshots Sales	$872.45
Sales	$4,073.51
Total Sales	**$5,420.96**
Purchases	
Accounting Fees	-$250.00
Advertising & Promotion	-$40.98
Bank Service Charges	-$204.43
Computer – Hardware	-$34.50
Computer – Hosting	-$138.75
Computer – Software	-$577.46
Credit Repair	$33.54
Dues & Subscriptions	-$244.75
Education/Training/Personal Development	-$5,114.15
Equipment Lease or Rental	-$251.47
Interest Expense	-$370.87
Mail + Shipping Costs	-$3.82
Meals and Entertainment	-$1,550.59
Networking	-$163.33
Office Supplies	-$196.52

CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Dec 31, 2019
Telephone – Wireless	-$622.30
Tips	-$68.00
Travel Expense	-$4,239.58
Travel Insurance	-$88.56
Website	-$260.00
Subcontracted Services	-$3,496.58
Total Purchases	**-$17,883.10**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$12,462.14**
Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	
Owners and Shareholders	
Received from Owner Investment / Drawings	$22,789.72
Paid to Owner Investment / Drawings	-$15,369.33
Total Owners and Shareholders	**$7,420.39**
Other	

Financing Activities

Proceeds from Loan for Copywriting Class	$9,000.00
Payments to Loan for Copywriting Class	-$4,620.77
Payments to Loan from Kabbage Business	-$100.00
Total Other	**$4,279.23**
Net Cash from Financing Activities	**$11,699.62**

OVERVIEW

Starting Balance	
TOTAL BUS CHK	$1,133.36
Total Starting Balance	**$1,133.36** As of 2019-01-01
Gross Cash Inflow	$37,728.49
Gross Cash Outflow	$38,491.01
Net Cash Change	**-$762.52**
Ending Balance	
TOTAL BUS CHK	$370.84
Total Ending Balance	**$370.84** As of 2019-12-31